EMTC International, Inc.
                          12500 St. Andrews Drive, #18
                            Oklahoma City, OK 73120
                                  405-936-9063



                                January 19, 2004


John  Reynolds,  Assistant  Director
Office  of  Small  Business
Division  of  Corporation  Finance
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC   20549

ATTENTION  DONALD  J.  RINEHART,  Mail  Stop  0304

                Re:     EMTC  International,  Inc.
                        Form  SB-2  Withdrawal  Request
                        Commission  File  No.  333-87416

Dear  Mr.  Reynolds:

     The undersigned, as president of EMTC International, Inc. ("EMTC"), requests withdrawal of the following registration statement and amendments for the reason that the company merging with EMTC, Engineering and Materials Technology Corporation, has decided not to pursue a merger with EMTC.

Registration  Statement        Date  Filed               EDGAR  Accession  No.
-----------------------        -----------               ---------------------
Form  SB-2                     05-02-02                  0001046532-02-000140

Amendment  No.                 Date  Filed               EDGAR  Accession  No.
-------------                  -----------               ---------------------
Amendment  1                   10-04-02                  0001046532-02-000296
Amendment  2                   01-13-03                  0001046532-03-000004
Amendment  3                   02-07-03                  0001060830-03-000024
Amendment  4                   10-29-03                  0001060830-03-000215


                                   Sincerely,


                                   /s/  George  W.  Cole

                                   George  W.  Cole
                                   President